EXHIBIT 99.1

Osisko Development Announces Results of Annual and Special Meeting of Shareholders and Grant of Deferred Share Units

MONTREAL, June 24, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces below the results of its annual and special meeting of shareholders of the Company (the "Meeting") held on June 23, 2026. Further information regarding the business of the Meeting is contained in the Company's management information circular dated May 11, 2026 (the "Circular"), which is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

A total of 226,058,370 common shares were voted at the Meeting, representing approximately 74.19% of the total issued and outstanding common shares of the Company as of the record date of the Meeting.

1. Election of Directors

Each of the directors listed as nominees in the Circular, was elected to the board of directors of the Company to serve for the ensuing year or until their successors are duly elected or appointed, with the following results:

Resolution #1 Name of Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Sean Roosen	202,062,275	98.91%	2,234,846	1.09%
Charles E. Page	172,497,611	84.44%	31,799,510	15.56%
Michèle McCarthy	171,284,316	83.84%	33,012,804	16.16%
David Danziger	169,832,493	83.13%	34,464,628	16.87%
Stephen Quin	203,529,000	99.62%	768,121	0.38%
Susan Craig	203,517,931	99.62%	779,189	0.38%
Keith McKay	203,583,947	99.65%	713,174	0.35%

2. Appointment of Auditor

PricewaterhouseCoopers LLP was re-appointed as the Company's independent auditor and the directors were authorized to fix the auditor's remuneration for the ensuing year, with the following results:

Resolution #2 Name of Auditor	Votes For	% Votes For	Votes Withheld	% Votes Withheld
PricewaterhouseCoopers LLP	225,812,331	99.90%	219,606	0.10%

3. Registered Office Resolution

The special resolution to approve the amendment to the Articles of the Company to change the province of the Company's registered office from the Province of Québec to the Province of Ontario, as outlined in the Circular, was passed, with the following results:

Resolution #3	Votes For	% Votes For	Votes Against	% Votes Against
Registered Office Resolution	204,029,595	99.88%	241,093	0.12%

4. Name Change Resolution

The special resolution to approve the change of name of the Company to "Osisko Gold Group Inc.", as outlined in the Circular, was passed, with the following results:

Resolution #4	Votes For	% Votes For	Votes Against	% Votes Against
Name Change Resolution	224,810,764	99.46%	1,221,172	0.54%

In connection with the Company's name change to "Osisko Gold Group Inc.", the Company anticipates updating its stock ticker symbol for its listed securities on each of the TSX Venture Exchange and the New York Stock Exchange to "OGG".

Grant of Deferred Share Units

As part of the annual compensation review of its Board of Directors, the Company granted 247,129 deferred share units of the Company ("DSUs") to its independent directors. The DSUs were granted in accordance with the Company's omnibus equity incentive plan, which is available on the Osisko Development website at www.osiskodev.com.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the Company's anticipated name change and updated stock ticker symbol; the Company's objective of becoming an intermediate gold producer (if at all); the ability to develop the Cariboo Gold Project and its status as being fully permitted; and the exploration potential and prospectivity (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of any work stoppages or suspensions at the Company's projects; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.